Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled "Caution Concerning Forward-Looking Statements" later in this release.

BCE reports second quarter 2016 results

  Net earnings increase 2.0% to $830 million; net earnings attributable to common shareholders up 2.5% to $778 million or $0.89 per common share; adjusted net earnings increase 12.1% to $824 million, driving 8.0% higher adjusted EPS of $0.94
  Focus on profitable growth delivers service revenue increase of 1.3%, adjusted EBITDA growth of 3.2% and 1.2 point increase in margin to 42.5%
  113,000 net new postpaid wireless, IPTV and high-speed Internet subscriber additions
  Wireless adjusted EBITDA up 7.7% on 4.6% growth in service revenue and 1.7% lower operating costs, yielding 1.4 point increase in service margin to 48.0%
  Wireline operating costs down 4.0%, driving adjusted EBITDA increase of 0.6% for 8th consecutive quarter of positive growth; 1.1 point increase in margin to 42.7%
  New Fibe products highlight Bell’s leading broadband TV and Internet innovation
  Bell Media increases revenue 5.3% and grows adjusted EBITDA 3.7%

MONTRÉAL, August 4, 2016 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the second quarter (Q2) of 2016.

FINANCIAL HIGHLIGHTS

($ millions except per share amounts) (unaudited)	Q2 2016	Q2 2015	% change
BCE
Operating revenues	5,340	5,326	0.3%
Adjusted EBITDA(1)	2,268	2,197	3.2%
Net earnings	830	814	2.0%
Net earnings attributable to common shareholders	778	759	2.5%
Adjusted net earnings (2)	824	735	12.1%
EPS	0.89	0.90	(1.1%)
Adjusted EPS(2)	0.94	0.87	8.0%
Cash flows from operating activities	1,890	1,841	2.7%
Free cash flow(3)	934	931	0.3%

“Executing our strategy to lead in broadband network and product innovation, Bell delivered strong new customer additions and leading financial results in Q2, including adjusted EBITDA growth across all of our operating segments. We have positive momentum in broadband TV and Internet, media and especially wireless, with strong revenue, adjusted EBITDA and postpaid subscriber growth that once again surpassed our largest wireless competitor,” said George Cope, President and CEO of BCE and Bell Canada. “Also distinguished by improved service results and significant reductions in our operating costs, this outstanding performance by the Bell team in a traditionally slow quarter sets the stage for continued leadership in broadband investment, innovation and growth at Bell going forward.”

1/16

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure. This broadband leadership strategy has delivered unparalleled investment in Canada’s most advanced fibre and wireless network infrastructure; continued strong marketplace performance across wireless, TV, Internet and media growth services; and 12 increases to the BCE common share dividend since the fourth quarter of 2008 – a total increase of 87%.

“Our very solid financial results in the quarter demonstrate a clear focus on subscriber profitability and price discipline. Our steady service revenue and adjusted EBITDA growth, margin expansion, and increased earnings and free cash flow are consistent with the guidance targets we provided at the beginning of the year,” said Glen LeBlanc, Chief Financial Officer of BCE and Bell Canada. “We expect positive wireless, wireline and media adjusted EBITDA growth for full-year 2016 and an accelerating free cash flow trajectory that fully supports higher planned capital spending on broadband network infrastructure, all of which provides a strong foundation to continue executing on our dividend growth objective.”

BCE RESULTS

BCE operating revenue increased 0.3% to $5,340 million in Q2, reflecting 1.3% year-over-year growth in total service revenues led by strong wireless and media top-line performance as well as higher residential Internet and TV revenues. Product revenue declined 12.3%, or $49 million, the result of fewer wireless customer upgrades and mobile device discounting, as well as reduced spending by business customers on wireline data products.

Net earnings and net earnings attributable to common shareholders totalled $830 million and $778 million, up 2.0% and 2.5%, respectively, from $814 million and $759 million last year, due to higher revenues and lower operating costs that drove higher adjusted EBITDA. Also reflecting lower finance costs, the increases in net earnings and net earnings attributable to common shareholders were partly offset by higher severance, acquisition and other costs from normal-course workforce restructuring initiatives and transaction costs related to the proposed acquisition of Manitoba Telecom Services (MTS), higher income taxes due to an increase in taxable income, and higher net depreciation and amortization expense.

Despite increased net earnings attributable to common shareholders, net earnings per share (EPS) was $0.89, compared to $0.90 in Q2 2015, due to the higher average number of BCE common shares outstanding mainly as a result of a $863 million bought deal offering in December 2015. Excluding the impact of severance, acquisition and other costs, net gains or losses on investments, and early debt redemption costs, adjusted net earnings increased 12.1% to $824 million or $0.94 per common share, compared to $735 million or $0.87 per common share in Q2 2015.

BCE’s adjusted EBITDA grew 3.2% to $2,268 million on increases of 7.7% at Bell Wireless, 0.6% at Bell Wireline and 3.7% at Bell Media. This drove a 1.2 percentage-point improvement in consolidated adjusted EBITDA margin(1) to 42.5% from 41.3% in Q2 2015, reflecting strong wireless average revenue per user(4) (ARPU) flow-through, higher revenue per household, and a 1.8% reduction in total operating costs.

Consistent with our position as Canada’s broadband leader and our plan for 2016, BCE invested $950 million in new capital in Q2, an increase of 3.9% over last year. This represented a capital intensity(4) ratio (capital expenditures as a percentage of total revenue) of 17.8%,

2/16

compared to 17.2% in Q2 2015. Capital spending was focused on expanding broadband fibre directly to more homes and businesses, including the buildout of Gigabit Fibe infrastructure in Toronto and other urban locations; continued investment in Bell’s award-winning 4G LTE and LTE Advanced (LTE-A) services; and increased wireless and Internet network capacity overall to support growth in customer additions and data usage.

BCE cash flows from operating activities were up 2.7% in Q2 to $1,890 million, compared to $1,841 million last year, the result of higher adjusted EBITDA and lower cash taxes paid, partly offset by a decrease in working capital. Free cash flow generated this quarter totalled $934 million, compared to $931 million in Q2 2015, reflecting higher cash flows from operating activities that were partially offset by a planned increase in capital expenditures.

BCE gained 69,848 net new wireless postpaid customers and reported a net loss of 25,118 prepaid subscribers; 35,255 net new Fibe TV customers and a net loss of 33,154 satellite TV customers; and the addition of 7,539 new high-speed Internet customers. NAS line net losses totalled 88,825. At June 30, 2016, BCE served a total of 8,280,693 wireless customers, up 1.9% year over year (including 7,471,069 postpaid customers, an increase of 3.7%); total TV subscribers of 2,750,596, up 2.8% (including 1,265,786 Fibe TV customers, an increase of 21.6%); total high-speed Internet subscribers of 3,418,785, up 3.1%; and total NAS lines of 6,476,683, a decrease of 6.2%.

CORPORATE DEVELOPMENTS

Acquisition of Manitoba Telecom Services (MTS)

Announced May 2, 2016, BCE’s proposed acquisition of MTS continues to move forward, gaining the approval of MTS shareholders with 99.66% of votes cast at a special shareholders meeting June 23, and of the Manitoba Court of Queen’s Bench on June 29. Valued at a total of approximately $3.9 billion, the transaction is expected to close in late 2016 or early 2017 and requires the approval of the Competition Bureau, CRTC and ISED Canada. BCE plans to invest $1 billion over 5 years in Manitoba’s broadband communications infrastructure following the completion of the transaction and the creation of Bell MTS, and has already announced plans for continuous broadband wireless coverage along Manitoba’s key Highway 75 in southern Manitoba, and the expansion of mobile and wireline broadband networks in northern Manitoba, including in Thompson, Flin Flon and 5 indigenous communities.

Fibe innovation: wireless 4K PVR, powerful new Home Hub

Delivering TV and Internet features available from no one else has been key to Bell’s growing leadership in the residential marketplace. This month, Bell will deliver 2 new products that sharpen our broadband innovation edge further still. Bell will be the first TV provider in the world to offer a completely wireless IPTV installation with the wireless 4K PVR for Fibe TV. With the flexibility to locate Fibe TV anywhere in your home with minimal install time, the Fibe 4K PVR will also be the first in Canada to integrate the 4K Netflix app. Also available this month is the Home Hub 3000 modem, featuring a throughput capability of 1 gigabit per second and 3 times the power of the current Home Hub model, providing the fastest and broadest home Wi-Fi coverage available.

Virgin Mobile launches Home Internet in Ontario

On July 5, 2016, Virgin Mobile Canada introduced Home Internet service in Ontario for eligible Virgin Mobile members, offering download speeds of up to 25 Mbps, downloads up to 10 Mbps and 2 straightforward usage plans. This month, Virgin Mobile will extend the wireline service to Ontarians who aren’t already Virgin Mobile customers. To learn more, please visit VirginMobile.ca/HomeInternet.

3/16

First Canadian trial of 5G mobile technology

In collaboration with Nokia, Bell has become the first wireless provider to successfully demonstrate Fifth Generation (5G) mobile technology in Canada. Conducted at Bell’s Wireless Innovation Centre in Mississauga, Ontario, the trial achieved sustained data speeds up to 7 times faster than 4G mobile speeds commonly available in Canada. Bell is a member of the Next Generation Mobile Networks consortium (ngmn.org), the global operator-driven body defining requirements for the international 5G ecosystem.

Bell Fibe TV, LTE outperform in Nielsen survey

Recent surveys have found that Canadians are responding positively to Bell’s dedication to innovation, rating Bell’s mobile LTE network and Fibe TV as the best services of their kind in the country. Nielsen Consumer Insights asked 1,017 adult Canadians who they think has the best mobile network, and most respondents (33%) chose Bell. Nielsen also asked respondents who they think has the best TV service and most (30%) chose Bell. Almost half of respondents (47%) said Bell’s Fibe TV is the most advanced television service in Canada.

Astral Out of Home wins Toronto Pearson exclusive

On July 27, 2016, Bell Media division Astral Out of Home (AOOH) secured exclusive advertising rights for both in-terminal and non-terminal concessions across Toronto Pearson International Airport, becoming Canada’s airport advertising leader with a presence in 6 Canadian international airports, including Halifax Stanfield, Montréal-Pierre Elliott Trudeau, Québec City Jean Lesage, Ottawa Macdonald-Cartier and Vancouver International. With more than 41 million passengers served at Toronto Pearson each year, this partnership with Canada’s largest airport will bring the total number of travelers reached by AOOH advertising platforms to 87 million annually. AOOH will also showcase its new AeroTV platform at Toronto Pearson, featuring entertainment programming from leading Bell Media properties including CTV, CTV News and TSN.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Bell Wireless service revenues increased 4.6% to $1,610 million from $1,539 million in Q2 2015, reflecting strong postpaid subscriber base growth and higher blended ARPU from accelerating data usage on Bell’s 4G LTE and LTE-A mobile networks.

Product revenues were down 23.5% to $114 million due to fewer customer upgrades this year as we lapped the double cohort at the beginning of June, as well as competitive promotional handset pricing. Total Bell Wireless operating revenue increased 2.2% to $1,735 million from $1,697 million last year.

Wireless adjusted EBITDA grew a strong 7.7% to $772 million, delivering a 1.4 percentage-point increase in service margin to 48.0% on strong service revenue flow-through from a higher postpaid subscriber mix and a 1.7% reduction in operating costs.

  Postpaid net additions were up 14.4% to 69,848, compared to 61,033 last year, due to lower churn as gross additions remained relatively stable.
  Postpaid subscriber churn(4) improved 0.08 percentage points to 1.15%, reflecting fewer customer contract expiries with the lapping of the double cohort and high customer satisfaction with network quality and after-sales service support.

4/16

  Bell Wireless postpaid customers totalled 7,471,069 at June 30, 2016, a 3.7% increase over last year. Total Bell Wireless customers grew 1.9% to 8,280,693. The percentage of postpaid subscribers with smartphones increased to 82% from 77% at Q2 last year, while the proportion of postpaid subscribers on LTE reached 76%, up from 57%.
  Blended ARPU increased 2.9% to $64.32, driven by a larger proportion of 2-year contracts, a higher postpaid smartphone subscriber mix, and increased data usage.
  Cost of acquisition (COA)(4) was up 10.1% to $478 per subscriber, due to a greater postpaid customer mix, a higher sales mix of premium smartphones and more promotional handset offers compared to last year.
  Retention spending decreased to 11.9% of wireless service revenues from 12.9% last year due to fewer customer device upgrades.
  Bell’s LTE-A wireless network now provides service to 50% of the Canadian population at data speeds up to 260 megabits per second (Mbps) (expected average download speeds of 18 to 74 Mbps) with plans to reach more than 70% by the end of 2016. In addition, a Tri- band LTE-A service delivers data speeds of up to 335 Mbps (expected average 25 to 100 Mbps) in 15 cities. This is complemented by a national 4G LTE mobile network that now reaches 97% of Canadians with data speeds ranging from 75 Mbps to 150 Mbps (expected average 12 to 40 Mbps).
  Bell’s leading wireless devices lineup expanded further in Q2 with the introduction of the Sony Xperia XA and X Performance smartphones and the Samsung Galaxy Tab E tablet.

Bell Wireline

Wireline operating revenue decreased 2.1% to $2,979 million, impacted by the sale of a call centre subsidiary in September 2015, reduced year-over-year spending on data products by large business customers, and softer wholesale revenues due to competitive pricing pressures and ongoing decline of legacy voice and data services. Excluding the revenue loss from the call centre sale, the Residential Services unit generated positive revenue growth in Q2 due to a strong 5.2% increase in total TV and Internet revenues.

Wireline adjusted EBITDA increased 0.6% to $1,273 million, with margin improving 1.1 percentage points to an industry-best 42.7%. This was supported by a 4.0% reduction in operating costs reflecting ongoing cost-management efforts and service improvement efficiencies, including organizational restructuring initiatives in Q4 2015 and continued Bell Aliant integration synergies.

  Bell TV added 35,255 net new Fibe TV customers, compared to 50,466 in Q2 2015, reflecting reduced footprint expansion and increasing maturity of established Fibe TV markets, fewer satellite TV customer migrations, and less aggressive acquisition and bundle offers in Québec and Toronto. At the end of Q2 2016, BCE served 1,265,786 Fibe TV subscribers, up 21.6% over Q2 last year.
  Satellite TV net customer losses improved 1.8% to 33,154 compared to last year due to fewer customer deactivations. Total TV subscribers for all BCE TV services increased 2.8% to 2,750,596 at the end of Q2.

5/16

  High-speed Internet net additions totalled 7,539, down from 18,606 last year, due to fewer wholesale subscriber net additions and higher deactivations reflecting aggressive cable bundle offers in Toronto we did not entirely match, and an increased number of retail customers with expired promotions. BCE’s high-speed Internet customer base totalled 3,418,785 at the end of Q2, up 3.1% compared to Q2 2015.
  Wireline data revenue increased 1.9% to $1,807 million, reflecting continued Internet and TV revenue growth. This was partly offset by reduced data product and business service solutions sales to enterprise customers due to the soft economy and competitive pricing pressures across our business and wholesale markets.
  Residential NAS net losses improved 9.5% to 68,593, from 75,819 last year, benefitting from the continued strong pull-through of Fibe TV service bundle activations. Business NAS net losses improved 46.3% to 20,232, from 37,690 last year, the result of fewer large business customer deactivations and decreased business voice line conversion to IP-based services. Total NAS access lines at the end of Q2 2016 totalled 6,476,683, representing a 6.2% year- over-year decline. BCE’s local and access revenue decreased 5.6% to $781 million while long distance revenue fell 11.6% to $183 million, mainly the result of continued reductions in NAS access lines.

Bell Media

Media revenue totalled $779 million, up 5.3% from $740 million last year, on higher subscriber and advertising revenues.

Higher subscriber revenues reflected the national expansion of The Movie Network (TMN) in March, continued growth in CraveTV and TV Everywhere GO products, and rate increases on some specialty channels. Advertising revenues increased modestly on specialty sports TV growth, driven by the NBA playoffs and the successful Toronto Raptors’ post-season as well as the UEFA Euro Cup 2016 on TSN and RDS. Growth at Astral Out of Home from acquisitions and new contract wins over the past year also contributed to higher advertising revenues.

Media adjusted EBITDA increased 3.7% to $223 million from $215 million last year on higher revenues and workforce restructuring savings, which moderated operating cost growth of 5.9% due to increases in sports broadcast rights and CraveTV content costs.

  CTV led the spring TV season with over half of the top 20 programs, more than all other Canadian networks combined. According to figures from Numeris for the 2015/2016 television viewing season, CTV had all of the top 5 new programs in total viewers and all key demographics and 7 of the top 10. CTV ended the season as the most-watched television network in primetime for an unprecedented 15 years in a row. Reaching 18.2 million viewers on average each week in primetime, CTV attracted nearly 4 million more viewers than its closest competitor.
  Bell Media presented the network’s new schedule for the 2016/2017 broadcast season to advertisers in June, featuring 11 new primetime series and 12 regularly scheduled top 20 hits. CTV will deliver its entire primetime fall schedule in simulcast, 19.5 hours overall, more than last season and more than any other Canadian network. CTV is also home to the biggest slate of live event TV programming, including the 89th Academy Awards, the Super Bowl LI, the 74th Annual Golden Globe Awards, the 68th Primetime Emmy Awards, the 2016 American Music Awards, the 2017 Juno Awards, and the 2017 Billboard Music Awards.

6/16

  Bell Media’s specialty and pay TV properties reached 83% of Canadian English specialty and pay TV viewers in the average week in Q2. Discovery was the top entertainment specialty station in primetime with viewers aged 25 to 54 while Space, Comedy and Bravo all ranked in the top 10.
  Bell Media maintained its leadership position in Québec’s French-language market with its specialty TV reaching 76% of the French-speaking population in the average week. Five of the top 10 specialty channels in Québec are Bell Media properties.
  A new Star Trek franchise is coming to Canadian television for the first time since 2005 thanks to Bell Media’s exclusive licensing agreement with CBS Studios International announced July 19. Production of Star Trek: Discovery begins this September in Toronto, premieres January 2017 on CTV, and will air later on Space, on Z in French and on CraveTV. Fans of the franchise can watch the entire Star Trek TV library now on CraveTV, including all 727 episodes from past series, also coming soon to Space and on Cinépop in French.
  Building on its content leadership across multiple platforms in Q2, Bell Media concluded multi-studio deals for the exclusive rights to Hollywood’s biggest new dramas for CraveTV, including with Warner Bros. International Television, Entertainment One (eOne), and Sony Pictures Television; expanded its licensing agreement with Viacom International Media Networks to make Comedy Central programming available across multiple platforms including CraveTV; and extended its agreement with the International Ice Hockey Federation for exclusive multimedia rights to the IIHF Ice Hockey World Championship for live broadcast on TSN and RDS and the TSN GO and RDS GO TV Everywhere platforms. Bell Media also announced in Q2 that it will launch its first food and lifestyle specialty channel under the established Gusto brand later this year, featuring cooking, home design, travel, and lifestyle programming.
  Bell Media announced in Q2 that all new scripted TV series it commissions will be produced in the 4K ultra high definition format. During the quarter, TSN’s 5 national feeds featured 4K broadcasts of Toronto Raptors, Toronto Maple Leafs and Ottawa Senators games, The Masters and UEFA Champions League Final. CTV’s broadcast of the 2016 Juno Awards was the first live awards show in North America produced in 4K and the iHeartRadio Much Music Video Awards was also broadcast in 4K.
  Bell Media continues to lead the Canadian digital landscape in unique visitors (18.1 million unique visitors), time spent (898 million minutes), and videos served (51.7 million).
  Bell Media remained Canada's top radio broadcaster in Q2, reaching 16.9 million listeners who spent in excess of 79 million hours tuned in each week.
  AOOH also launched a range of innovative products in Q2, including the first Digital Transit Shelter network in Québec City and an LED video wall unit at Vancouver International Airport.

7/16

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.6825 per common share, payable on October 15, 2016 to shareholders of record at the close of business on September 15, 2016.

OUTLOOK FOR 2016

BCE confirmed its financial guidance targets for 2016, as provided on February 4, 2016, as follows:

	February 4 Guidance	August 4 Guidance
Revenue growth	1% – 3%	On track
Adjusted EBITDA growth	2% – 4%	On track
Capital intensity	approx. 17%	On track
Adjusted EPS	$3.45 – $3.55	On track
Free cash flow growth	approx. 4% – 12%	On track
Annualized common dividend per share	$2.73	$2.73
Dividend payout(4) policy	65% – 75% of free cash flow	On track

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q2 2016 results on Thursday, August 4 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-866-223-7781 or (416) 340-2216. A replay will be available for one week by dialing 1-800-408-3053 or (905) 694-9451 and entering pass code 4098409#.

A live audio webcast of the conference call will be available on BCE's website at: BCE Q2-2016 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1)	The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4 to BCE’s Q2 2016 consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial

8/16

measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

($ millions)
	Q2	Q2
	2016	2015
Net earnings	830	814
Severance, acquisition and other costs	57	24
Depreciation	713	720
Amortization	156	134
Finance costs
Interest expense	217	230
Interest on post-employment benefit obligations	21	28
Other income	(41)	(43)
Income taxes	315	290
Adjusted EBITDA	2,268	2,197
BCE operating revenues	5,340	5,326
Adjusted EBITDA margin	42.5%	41.3%

(2)	The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)
	Q2 2016		Q2 2015
		PER		PER
	TOTAL	SHARE	TOTAL	SHARE
Net earnings attributable to common shareholders	778	0.89	759	0.90
Severance, acquisition and other costs	44	0.05	16	0.01
Net (gains) losses on investments	2	-	(40)	(0.04)
Early debt redemption costs	-	-	-	-
Adjusted net earnings	824	0.94	735	0.87

9/16

(3)	The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions except per share amounts)
	Q2 2016	Q2 2015
Cash flows from operating activities	1,890	1,841
Capital expenditures	(950)	(914)
Cash dividends paid on preferred shares	(35)	(37)
Cash dividends paid by subsidiaries to non-controlling interest	(10)	(7)
Acquisition and other costs paid	39	48
Free cash flow	934	931

(4)	We use ARPU, churn, COA, capital intensity and dividend payout ratio to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) in BCE’s Q2 2016 MD&A for a definition of such KPIs.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2016 financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2016 annualized common share dividend and common share dividend policy, the expected timing and completion BCE’s proposed acquisition of all of the issued and outstanding shares of MTS, our network deployment plans and related capital investments, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans

10/16

and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of August 4, 2016 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 4, 2016. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2016 financial results, as well as our objectives, strategic priorities and business outlook for 2016, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The nature and value of capital investments planned to be made by BCE in Manitoba over five years assumes completion of the MTS transaction as well as our ability to access or generate the necessary sources of capital. However, there can be no assurance that such transaction will be completed or that the required sources of capital will be available with the result that the actual capital investments made by BCE in Manitoba during such period could materially differ from current expectations.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  Slow economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.3% in 2016, down forty basis points from an earlier estimate of 1.7%
  Sustained weak employment growth, as the overall level of business investment is expected to remain soft
  Interest rates to remain relatively stable for the remainder of 2016 after declining in the first half of the year
  Strengthened Canadian dollar since the beginning of the year to remain at or around near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.
  A sustained level of wireline and wireless competition in both consumer and business markets
  Higher but slowing wireless industry penetration and smartphone adoption
  Wireless industry pricing discipline maintained
  Soft advertising market expected due to variable demand, and escalating costs to secure TV programming

11/16

Assumptions Concerning our Bell Wireless Segment

  Maintain our market share of incumbent wireless postpaid subscriber activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Earlier expiries under two-year contracts compared to three-year contracts, leading to an increase in the number of subscribers who are eligible for upgrades
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades, reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Higher blended ARPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates from price increases
  Completion of the LTE network buildout to 98% of the Canadian population and expansion of the LTE-A network coverage to over 70% of the Canadian population
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  Positive full-year adjusted EBITDA growth
  In the BCE 2015 Annual MD&A, we disclosed our assumption of positive full-year 2016 residential net customer additions within our wireline footprint. As a result of competitive pressures, in particular in our wholesale business, we are no longer assuming positive full- year 2016 residential net customer additions within our wireline footprint but rather positive full-year 2016 residential TV and Internet net customer additions
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households, promotion expiries and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business units as cable operators and other telecom competitors continue to intensify their focus on business customers
  Growing consumption of OTT TV services and on-demand streaming video, projected growth in TV Everywhere services, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  Limited downsizing of current TV packages by customers as a result of the implementation of TV unbundling
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers and reduction of traffic that is not on our network
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

12/16

Assumptions Concerning our Bell Media Segment

  Positive full-year adjusted EBITDA growth driven by the national expansion of our TMN pay TV service, labour savings from workforce reductions in 2015, and CraveTV subscriber growth, more than offsetting higher TV programming and sports rights costs, continued CraveTV investment and the financial impact of TV unbundling
  Continued scaling of CraveTV, including a successful direct-to-consumer launch
  Ability to successfully acquire highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content on all four screens
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2016:

  total post-employment benefit plans cost to be approximately $300 million to $350 million, based on an estimated accounting discount rate of 4.2%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $230 million to $270 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $70 million to $80 million depreciation and amortization expense of approximately $3,525 million to $3,575 million net interest expense of approximately $875 million to $925 million tax adjustments (per share) of approximately $0.05
  an effective tax rate of approximately 26%
  non-controlling interest (NCI) of approximately $40 million to $60 million total pension plan cash funding of approximately $400 million to $450 million cash taxes of approximately $675 million to $725 million
  net interest payments of approximately $875 million to $925 million other free cash flow items, which include working capital changes, severance and other costs paid, preferred share dividends and NCI paid, of approximately ($50) million to $25 million average BCE common shares outstanding of approximately 870 million an annual common share dividend of $2.73 per share

The foregoing assumptions, although considered reasonable by BCE on August 4, 2016, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

13/16

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2016 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2016 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the emerging fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the inability to protect our assets, including networks, IT systems, offices and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters security and data leakage exposure if security control protocols applicable to our cloud- based solutions are bypassed the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information based customer service strategies the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities

14/16

  in-orbit and other operational risks to which the satellites used by our Bell TV business unit are subject events affecting the continuity of supply of products and services that we need to operate our business from our third-party suppliers and outsourcers the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters the expected timing and completion of the proposed acquisition of MTS and of the proposed subsequent divestiture of certain postpaid wireless subscribers and dealer locations of MTS to TELUS Corporation are subject to closing conditions and other risks and uncertainties, and there can be no certainty that the anticipated benefits will be realized

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2015 Annual MD&A dated March 3, 2016 (included in the BCE 2015 Annual Report), BCE’s 2016 First and Second Quarter MD&As dated April 27, 2016 and August 3, 2016, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

15/16

ABOUT BCE

Canada's largest communications company, BCE provides broadband wireless, TV, Internet and business communication services from Bell Canada and Bell Aliant. Bell Media is Canada's premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca.

The Bell Let's Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let's Talk Day and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
(514) 870-4739
jean_charles.robillard@bell.ca

 Investor inquiries:
Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca